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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67515

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PINNACLE INVESTMENTS, LLC**

Official Use Only
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

507 PLUM STREET, SUITE 120
(No. and Street)

SYRACUSE	**NEW YORK**	**13204**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC D. KROUSE, CEO **(315) 251-1101**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP

2112 ERIE BLVD. E., STE. 100	**SYRACUSE**	**NEW YORK**	**13224**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the amual report be covered by the opinion of an independent publicaccountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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OATH OR AFFIRMATION

I, **Eric D. Krouse**, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Pinnacle Investments, LLC**, as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CEO

Title

Notary Public

ELIZABETH N BARTLETT
Notary Public - State of New York
NO. 01BA6158231
Qualified in Onondaga County
My Commission Expires 12/26/14

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Member's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements for brokers and dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition and Net Capital.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation Supplemental Report. (Bound Separately)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditors' report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
2112 Erie Blvd. East, Suite 100
Syracuse, NY 13224
(315) 474-3986
FAX: (315) 474-0716

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member
Pinnacle Investments, LLC
Syracuse, New York

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Pinnacle Investments, LLC (the Company) as of December 31, 2012, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly in all material respect, the financial position of Pinnacle Investments, LLC as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

Evans and Bennett, LLP

Certified Public Accountants

Evans and Bennett, LLP
Syracuse, New York
February 24, 2013

PINNACLE INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 208,235
Cash deposited with clearing organization	50,000
Marketable securities - at market value	16,827
Receivable from broker - dealers and clearing organization	149,990
Prepaid expenses	31,600
Property and equipment - net	55,943
Due to affiliate	19,808
Advances to officers	20,950
Total assets	$ 553,353

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 278,140
Total liabilities	278,140
Member's equity	275,213
Total liabilities and equity	$ 553,353

A copy of our most recent Annual Audited Report, Form X-17a-5 Part III, is available for examination and copying at the principal office of the firm in Syracuse, New York, as well as the office of the Securities and Exchange Commission in New York, New York.

The accompanying notes are an integral part of this financial statement

PINNACLE INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

Note 1. Organization and Nature of Business

Pinnacle Investments, LLC (the Company) is a broker-dealer, registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a New York registered Limited Liability Company, and is a wholly owned subsidiary of Pinnacle Holding Company, LLC (Parent), with whom it files a consolidated return. As a Limited Liability Company, members are not personally liable for the debts, liabilities, contracts or any other obligations of the Company unless specifically provided.

Note 2. Summary of Significant Accounting Policies

Nature of Operations

The Company is an introducing broker-dealer primarily engaged in the trading and brokerage of investment company shares. equity securities, bonds, insurance, other investment products and investment advisory services in the Central New York area. The Company uses National Financial Services, LLC (NFS) to carry customer accounts and clear transactions.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company has balances with a financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Cash balances are also maintained with investment companies that are not insured by the FDIC.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all money market funds to be cash equivalents.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Note 2. Summary of Significant Accounting Policies (continued)

Investments

Marketable securities in the Company's investment account are classified as available for sale and are valued under fair value pricing as those terms are described for financial statement purposes. All securities valuations are from quoted market prices (unadjusted) and are considered Level 1 Inputs in the fair value hierarchy as established. For tax purposes, any unrealized gain or loss recognized on the investment account is removed from the calculation of taxable income.

Marketable securities are exposed to various risks such as interest rates, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the Company's account balances and the amounts reported on the balance sheet.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using the straight-line method for financial reporting and accelerated methods for income tax purposes over their estimated useful lives ranging from 5 to 15 years. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Income Taxes

The Company files consolidated returns with its' Parent. As of January 1, 2009, the Company adopted "Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Non-Public Entities", which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. The Company has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The only periods subject to examination for the Company's returns are the 2010 through 2012 tax years. The Company believes that its income tax filing positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded. In addition, the Company did not record a cumulative effect adjustment related to this adoption.

The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes. There were no such items during the periods covered in this report.

Note 2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Pinnacle Investments, LLC is a single member limited liability company and is considered a disregarded entity for income tax purposes as it files a consolidated return with Pinnacle Holding Company, LLC (Parent). Under these elections, the income is generally taxed directly to the member.

Commission Income

Trading commissions and related clearing expenses are recorded on a trade-date basis as transactions occur.

Compensated Absences

The Company has not accrued for compensated absences. The Company recognizes the compensation expense when it is paid to the employees.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2012 were $36,182.

Events Occurring After Reporting Date

The Company has evaluated events and transactions that occurred between January 1, 2013 and February 24, 2013, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. Any material events or transactions discovered have been included in these financial statements.

Note 3. Cash Deposited with Clearing Organization

The Company is required and maintains an escrow account with NFS in the amount of $50,000. If the agreement between the Company and NFS is terminated for any reason, NFS may deduct from the escrow account any amounts the Company owes NFS due to failure to meet any of its obligations under the agreement.

Note 4. Fair Value Measurement and Investments

Fair Value Measurement

Generally Accepted Accounting Principles (GAAP), establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair values.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: *Level 1 Inputs* are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access; *Level 2 Inputs* are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly; *Level 3 Inputs* are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability.

Investments

Cost and fair value of equity securities:

	Cost	Gross Unrealized Gain	Fair Value
Available for sale mutual funds and equity securities	$ 17,405	$ (578)	$ 16,827

Investments are recorded at fair value. Cost is determined on the first-in, first-out (FIFO) basis when calculating gains and losses. The resulting difference between cost and fair value is included in the income statement.

The change in net unrealized holding losses on available for sale securities was $398 for the year ended December 31, 2012.

Note 5. Commissions Receivable and Concentrations of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporate, institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance by these customers and NFS in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counter-party failed to perform its obligations under contractual terms and collateral held, if any, was deemed insufficient.

Note 5. Commissions Receivable and Concentrations of Credit Risk (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, NFS extends credit to the customer subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. The Company is responsible for the failure of a customer to comply with the terms of its margin agreement with NFS. The Company is also responsible for monitoring required margin levels and collecting additional margin deposits when necessary to comply with regulatory and NFS internal margin requirements.

When a transaction is carried out on a cash basis, the Company is responsible for the failure of a customer to deliver securities sold or make payments for securities purchased. The Company collects information when an account is opened that it deems sufficient to show that a customer can satisfy its obligations. The Company uses the direct write-off method in recognizing bad debt. There was no bad debt expense incurred during the year ended December 31, 2012.

Note 6. Property and Equipment - Net

A schedule of property and equipment at December 31, 2012 is as follows:

Furnishings	$ 83,877
Office equipment	128,402
Total	212,279
Accumulated depreciation	(156,336)
Property and equipment - net	$ 55,943

Depreciation expense was $15,867 for the year ended December 31, 2012.

Note 7. Advances to Officers

Advances to officers consist of loans made to officers amortizable in ten equal payments commencing on the anniversary date of the note. In the event that the borrower resigns as an employee of the Company or is terminated for any reason, the balance of the loan will become immediately due and payable, together with interest accruing from the date of the note calculated at the Federal short-term rate. If the borrower is employed as a full-time employee of the Company on the date each annual payment is due, the payment and related interest due will be amortized. The balance of these loans at December 31, 2012 was $3,950.

Note 8. Commitments and Contingencies

Lease Commitments

The Company leases vehicles and equipment under agreements accounted for as operating leases. Rent expense was $45,352 for the year ended December 31, 2012. Future annual lease commitments are as follows:

	Equipment	Vehicles	Total
2013	$ 18,883	$ 11,385	$ 30,268
2014	18,883	-	18,883
2015	18,883	-	18,883
2016	14,166	-	14,166
Total	$ 70,815	$ 11,385	$ 82,200

The Company subleases office equipment on a month-to-month basis at $692 per month. Rent expense was $12,064 for the year ended December 31, 2012.

The Company subleases its office facilities on a month-to-month basis at $14,754 per month. Rent expense was $177,048 for the year ended December 31, 2012.

Contingencies - Litigation

From time to time in the normal course of business, the Company may be involved in various claims and lawsuits. Management of the Company believes that there is no pending or threatened litigation that will result in any material adverse effect on the Company's financial condition.

Note 9. Margin Account Borrowings

The Company has a margin account with National Financial Services, LLC secured by investment securities. There were no borrowings on the account at December 31, 2012.

Note 10. Retirement Plan

The Company has a defined contribution profit sharing plan (the Plan) which contains employee contribution provisions under Section 401(k) of the Internal Revenue Code. The Plan covers all eligible employees. The Plan requires the employee to complete one year of service and attain the age of 21. Under the provisions of the Plan, each participant may contribute up to the maximum amount allowed under Section 401(k) of the Internal Revenue Code. The employer matching is discretionary under the 401(k) provision and determined annually by the Directors. In addition, the Company can make additional contributions to the profit sharing trust fund annually at the discretion of the Directors. The Directors elected to make no profit sharing contribution for the year ended December 31, 2012. Company matching contributions for 2012 were $130,912.

Note 11. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c3-1 ("The Net Capital Rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2012, the Company's aggregate indebtedness and net capital were $278,140 and $111,153, respectively, a ratio of 2.50 to 1 and net capital exceeded the minimum capital requirement of $50,000 by $61,153.

Note 12. Related Party Transactions

For the year ended December 31, 2012, the Company received $25,000 in revenue from entities related through common ownership.

For the year ended December 31, 2012, the Company paid $629,959 in management fees and other administrative expenses to entities related through common ownership.

PINNACLE INVESTMENTS, LLC

SYRACUSE, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

PUBLIC DOCUMENT

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